UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No.4 to

SCHEDULE 13D

Under the Securities Exchange Act of 1934

MGT Capital Investments, Inc.

(Name of issuer)

Common Stock, Par Value $0.001 Per Share

(Title of class of securities)

55302P202

(CUSIP number)

Joseph DiRenzo, Sr.

152 Horseshoe Road

Mill Neck, NY 11745

(Name, address and telephone number of person authorized to receive notices and communications)

July 24, 2017

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 55302P202

(1)	Names of reporting persons Joseph DiRenzo, Sr.
(2)	Check the appropriate box if a member of a group (see instructions) (a) [ ] (b) [ ]
(3)	SEC use only
(4)	Source of funds (see instructions) PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ]
(6)	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 4,400,000 (1)
	(8)	Shared voting power
	(9)	Sole dispositive power 4,400,000 (1)
	(10)	Shared dispositive power

(11)	Aggregate amount beneficially owned by each reporting person (1) 4,400,000 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)

Percent of class represented by amount in Row (11)

5.65% (Based on 73,939,250 shares outstanding as of July 19, 2018, as reported in Amendment No. 1 to the Issuer’s Registration Statement on form S-3 filed with the Securities and Exchange Commission on July 23, 2018)

(14)	Type of reporting person (see instructions) IN

(1)	Represents (i) 400,000 shares of the Issuer’s common stock owned by the reporting person, and (ii) 4,000,000 shares of common stock issuable upon exercise of certain warrants by the reporting person. Please see Item 6 below for a more detailed description of the transaction relating to the ownership of the reporting person.

Item 1. Security and Issuer

This Schedule 13D amendment relates to shares of the common stock, $0.001 par value per share, and warrants to purchase common stock of MGT Capital Investments, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 512 S. Mangum Street, Suite 408, Durham, NC 27701.

Item 2. Identity and Background

(a)	This statement is being filed by Joseph DiRenzo, Sr. (the “Reporting Person”).

(b)	The Reporting Person’s principal business address is 152 Horseshoe Road, Mill Neck, NY 11745.

(c)	The Reporting Person is a private investor.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Mr. DiRenzo is a citizen of the United States

Item 3. Source and Amount of Funds or Other Consideration

All shares were purchased with the Reporting Person’s personal funds.

Item 4. Purpose of Transaction

This Amendment No. 4 is being filed to update the percentage of common stock of the Issuer owned by the Reporting Person due to dilution caused by the Issuer’s additional issuance of its common stock from time to time and the Reporting Person’s sale of his shares of the Issuer’s common stock since the last amendment to the original Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a)	As of the date hereof, the Reporting Person beneficially owns (i) 400,000 shares of the Issuer’s common stock and (ii) warrants exercisable for 4,000,000 shares of the Issuer’s common stock issuable upon the exercise thereof. The warrants contain an ownership limitation such that the holder may not convert or exercise any of such securities to the extent that conversion or exercise would result in the holder’s beneficial ownership being in excess of 9.99%.

(b)	The Reporting Person is deemed to hold sole voting and dispositive power over the shares of common stock and warrants described above of the Issuer.

(c)	The following transactions in the Issuer’s common stock were effected by the Reporting Persons during the past 60 days:

Date of transaction	Amount of Issuer’s common stock disposed at the transaction	Price per share or unit	Where and how the transaction was effected
7/24/2018	80,000	$1.02	Sold to the public market
7/17/2018	94,500	$0.76	See above
7/16/2018	5,500	$0.76	See above
7/3/2018	20,000	$0.82	See above
6/21/2018	100,000	$0.78	See above
6/20/2018	121,500	$0.94	See above
6/20/2018	25,000	$0.96	See above
6/19/2018	53,500	$1.01	See above
5/31/2018	21,000	$1.07	See above
5/31/2018	75,000	$1.10	See above
5/31/2018	75,000	$1.40	See above
5/31/2018	25,000	$1.15	See above
5/31/2018	25,000	$1.13	See above
5/31/2018	25,000	$1.12	See above
5/31/2018	25,000	$1.17	See above
5/31/2018	25,000	$1.18	See above
5/30/2018	4,000	$1.18	See above

(d)	To the best knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from or the proceeds from the sale of the securities reported in Item 5(a).

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On September 12, 2017, the Reporting Person entered into a Securities Purchase Agreement (the “SPA”) with the Issuer relating to the issuance and sale of a convertible note (the “Note”) with the principal amount of $480,000, convertible at a per share price of $1.05, subject to adjustments. The Note bears an interest of 10% per annum and will be due on the twenty-four (24) month anniversary after the purchase price is delivered to the Issuer. In connection with the SPA, the Reporting Person received a warrant to purchase 1,000,000 shares of the Company’s common stock with an initial exercise price of $2 per share. The warrant is exercisable for a term of five years from the initial issuance date. On September 19, 2017, the Reporting Person closed the transaction contemplated by the SPA. On December 8, 2017, the Note was converted into 672,000 shares of the Issuer’s common stock and thereafter cancelled on the Issuer’s book.

Item 7. Material to Be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 26, 2018	By:	/s/ Joseph DiRenzo
Joseph DiRenzo, Sr.